Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those financial statements (amounts in table in thousands, except ratios).

	For the three months ended March 31,	For the years ended December 31,
	2014	2013	2012	2011	2010	2009
Income (loss) before income taxes	$25,899	$54,791	$(34,691)	$(15,830)	$9,898	$(24,350)
Add:
Fixed charges (see below)	2,263	8,162	2,835	2,206	55	54
Amortization of capitalized interest	101	383	187	7	—	—
Less:
Interest capitalized	(670)	(1,888)	(1,574)	(1,278)	—	—

Total earnings	$27,593	$61,448	$(33,243)	$(14,895)	$9,953	$(24,296)

Fixed charges
Interest expensed	$1,396	$5,687	$1,002	$683	$3	$—
Interest capitalized	670	1,888	1,574	1,278	—	—
Amortized premiums, discounts & capitalized expenses related to indebtedness	187	547	231	221	33	33
Estimate of interest within rental expense	10	40	28	24	19	21

Total fixed charges	$2,263	$8,162	$2,835	$2,206	$55	$54

Ratio of earnings to fixed charges	12.19	7.53	(a )	(a )	179.99	(a )

(a)	During the period noted, our coverage ratio was less than 1:1. We would have needed to generate additional earnings of approximately $36.1 million during the year ended December 31, 2012, $17.1 million during the year ended December 31, 2011, and $24.4 million during the year ended December 31, 2009, respectively, to achieve a coverage ratio of 1:1.